Exhibit 99.1

DoubleDown Confirms Receipt of a Non-Binding Expression of Interest from Controlling Shareholder, DoubleU Games, to Acquire all Outstanding Common Shares and ADSs

SEOUL, KOREA – April 29, 2026 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”) today confirmed receipt of a non-binding expression of interest from DoubleU Games Co., Ltd. (“DUG”), the Company’s controlling shareholder holding approximately 67.1% of the Company’s outstanding common shares, to acquire all of the outstanding common shares (including American Depositary Shares, each ADS representing 1/20th of a common share, collectively the “ADSs” and each an “ADS”) of the Company, other than common shares and/or ADSs held by DUG, for $11.25 per ADS in cash (the “Proposal”).

In response to the Proposal, the Board of Directors of DoubleDown formed a special committee composed solely of independent and disinterested directors to review, evaluate and negotiate the Proposal and to determine the next steps that would be in the best interests of the Company and its unaffiliated shareholders. The special committee is expected to retain independent legal and financial advisors to assist it in its review of and deliberations regarding the Proposal.

No decision has been made regarding the Proposal and there can be no assurance that the Company will pursue this Proposal or any other strategic outcome, or that any proposed transaction, including pursuant to the Proposal, will be approved or consummated. The Company does not intend to disclose further developments regarding this matter unless and until further disclosure is determined to be appropriate or necessary. No action is required by DoubleDown shareholders at this time.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. The Company’s subsidiary, SuprNation, also operates three real-money iGaming sites in Western Europe while the newly acquired subsidiary, WHOW Games, operates social casino gaming business in Europe, mainly in Germany.

Forward-Looking Statements

Certain statements in this press release contain or may suggest “forward-looking” information (as defined in the Private Securities Litigation Reform Act of 1995) that involves risks and uncertainties that could cause results to be materially different from expectations. The words “will,” “may,” “designed to,” “outlook,” “believes,” “should,” “targets,” “anticipates,” “assumptions,” “plans,” “expects” or “expectations,” “intends,” “estimates,” “forecasts,” “guidance” and similar expressions identify certain of these forward-looking statements. The Company also may provide forward-looking statements in oral statements or other written materials released to the public. All statements contained or incorporated in this press release or in any other public statements that address such future events or expectations are forward-looking statements. In addition, forward-looking statements contained in this release may be impacted by the actual outcome of events or occurrences related to the Company’s announcement of its receipt of a proposal from DoubleU Games Co., Ltd., the Company’s controlling shareholder, to acquire all the outstanding common shares (including ADSs) of the Company. These forward-looking statements do not guarantee future performance or any specific outcome and speak only as of the date made. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events, new information, or future circumstances.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni, Christin Armacost

JCIR

+1 (212) 835-8500

DDI@jcir.com